Form C

Cover Page

Name of issuer:

The Drivers Cooperative, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: NY

Date of organization: 4/24/2020

Physical address of issuer:

31-00 47th Ave
#303
Long Island City NY 11101

Website of issuer:

https://drivers.coop

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Investment Contract for Revenue Share

Target number of securities to be offered:

50,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1 with a minimum buy-in of $100.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$2,600,000.00

Deadline to reach the target offering amount:

4/29/2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

6

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,891,024.00	$1,234,303.00
Cash & Cash Equivalents:	$356,781.00	$1,033,424.00
Accounts Receivable:	$902,866.00	$94,952.00
Short-term Debt:	$139,956.00	$151,639.00
Long-term Debt:	$1,800,213.00	$1,257,721.00
Revenues/Sales:	$6,109,126.00	$535,318.00
Cost of Goods Sold:	$5,552,522.00	$475,811.00
Taxes Paid:	$108,775.00	($47,253.00)
Net Income:	$125,912.00	($182,710.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

The Drivers Cooperative, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.
   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation

as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Mariam Ouedraogo	Secretary	Self-Employed	2021
Erik Forman	Consultant	Self-Employed	2020
Steve Sleigh	Consultant	Self-Employed	2021
Shaun Beckles	Management Director	Self-Employed	2023
Michael Ugwu	Director	Self-Employed	2023
Mohammad Hossen	Director	Self-Employed	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Mariam Ouedraogo	Vice President and Secretary	2021
Erik Forman	Treasurer	2020
Shaun Beckles	General Manager 2023-present	2023
Mohammad Hossen	President	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering

No principal security holders.

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All

videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Key Personnel. The Cooperative's success substantially depends on the efforts of its Founding Member Erik Forman, Board of Directors, and other Key Personnel Cynette Wilson (Finance Manager), Lee Garcia (Operations Manager), David Alexis (Driver Engagement Manager) and contractors. Investors must rely upon the judgment and skills of this Founding Member, Board of Directors, and Key Personnel. The Cooperative's success also depends upon its drivers, both members and non-members, as well as its ability to recruit, train, and retain qualified drivers. The loss of services of any of key personnel, or Cooperative's inability to recruit, train, and retain qualified drivers and staff, may have a material adverse effect on the Cooperative's business and financial condition.

Risks Inherent to Worker Cooperatives. A worker cooperative is defined as a corporation that is owned and controlled by its workers. Although this business form is increasing in popularity, it is still a relatively new concept for many consumers. As a worker cooperative, the Cooperative has a democratic governance structure amongst its membership whereby each driver- and worker-member is entitled to one vote per member (rather than the more common, one vote per share). Given its democratic structure, the Cooperative's strategic direction is not at the sole discretion of the Board of Directors, Officers, or Management Team. While major strategic and financial decisions are made by the Board of Directors, the Board is elected by driver-members and certain staff, as outlined in the bylaws and policies of the Cooperative. Decisions that most directly impact the everyday lives of driver-members, such as potential disciplinary actions, are in the hands of a Driver Board elected by the driver-members. The Cooperative has adopted this democratic structure in order to align incentives between stakeholders, which the Management Team believes will create a stronger Cooperative and a more unique value proposition for both driver-members and consumer-riders. However, because decisions are made democratically, and due to the community-centered nature of cooperatives, the driver-members and staff of the Cooperative may consider values other than the maximization of short-term profits in their operational decisions, such as devoting resources to social benefits, including social safety nets for driver-members, or to campaigns designed to shape public policy that benefit ride-share drivers and their consumer riders, or to other values and perspectives that emerge from the democratic process. Currently, the Cooperative is pursuing a policy agenda to elevate job quality in the gig economy and bring about a just, green transition of the industry through electric and wheelchair-accessible vehicles. Activities such as the above contribute to and enhance the central value proposition of the Cooperative, but they could affect the profits of the Cooperative, and make the Cooperative a target of unusual and unpredictable retaliatory action from competitors and other hostile parties. This could result in the Investor losing all or substantially all of their investment in the Cooperative.

Risks Inherent to Business-to-Government (B2G) and Business-to-Government-to-Consumer (B2G2C) sales. The growth of the Cooperative has been driven substantially by contracts and subcontracts for paratransit, medical transportation, and other staff transportation. This creates a risk of losing contracts and subcontracts or losing revenue through disputes with vendors. There is a risk that vendor disputes will result in a significant loss of revenue for the Cooperative and therefore, possibly a major loss of investment for investors.

Risks Inherent to Ride-Sharing. The Cooperative operates in a relatively new business sector which is dominated by two large corporations that are actively seeking to reshape the regulatory environment to entrench their market advantage. If competitors succeed in changing regulations for the sector, this could negatively impact the business model of the Cooperative, including its ability to provide cost-competitive pricing for consumers while providing higher pay for drivers. In addition, competitors may use monopolistic practices such as subsidizing consumer-rider prices through lower driver payouts and operating at a loss in order to discourage drivers and riders from using the Cooperative's

services. This could negatively affect the return on investment for the Investor, including resulting in a loss of all or part of their investment in the Cooperative.

Control of Cooperative. Control of the Cooperative and all of its operations are and will remain, solely with its members. Purchasers of the securities will have no vote and no control over the management and affairs of the Cooperative. Investors must rely upon the judgment and skills of the members of the Cooperative, which can affect the return on investment for the Investor.

Certain Factors May Affect Future Success. Any continued future success that the Cooperative might enjoy will depend upon many factors, including factors beyond the control of the Cooperative and/or which cannot be predicted at this time. These factors may include but are not limited to changes in or increased levels of competition; including the entry of additional competitors and increased success by existing competitors, namely Uber, Lyft, and local transportation companies such as Myle; changes in general economic conditions such as economic depression, such as the Covid-19 shutdown, which caused challenges with launching the Cooperative; increases in operating costs such as upward pressure on employee wages that exceeded the Cooperative's ability to pass on cost savings to consumers; the Cooperative's limited ability to obtain grant funding from foundations as shown by lack of available grant funding and overall reduced grant funding to cooperatives, as well as difficulty obtaining loans and credit from traditional banks; the rise of robotaxis across the industry causing a reduction in the number of trips provided by the Cooperative; the inherent complexity of software development, which has led to delays and lost revenue opportunities in the past; operating at reduced margins caused by competitive pressures, such as competition from Myle and other competitors that serve the prescheduled and on-demand markets; predatory behavior by transportation brokers, which has reduced margins and has led to missed revenue targets in the past; the need to increase driver payout in order to maintain competitive advantage; and attempts by political incumbents to prevent fair competition through unfavorable legislation that could reduce the market share for the Cooperative. These conditions have had a material adverse effect upon the Cooperative's business, operating results, and financial condition.

Additional Capital Needs. The Cooperative will need to raise additional capital and conduct subsequent raises. The Cooperative is not working with an underwriter, placement agent or similar party, and there is no guarantee that the Cooperative will raise any particular amount in any upcoming or subsequent offerings. The Cooperative will need to raise additional capital in order to expand or continue operating its business, and there is no guarantee that such additional capital would be available on terms favorable to the Cooperative or at all.

Material Changes during Offering Period The Cooperative made material changes to its Regulation Crowdfunding offering during the offering period through an amendment of the Agreement, and through amendments and filings of three (3) Form C/A with the Securities and Exchange Commission (SEC), including changes to Key Personnel and Total Offering Amount. The Investor understands that when such material changes occurred , they reconfirmed their commitment within five (5) business days of the amendments to accept these changes. Material changes to the offering or company during or after the offering period effectively could harm the business and financial condition of the Cooperative, such as lost investments.

Speculative. The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of Borrower or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rule of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legitimate changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his own advisor regarding legal matters and consequences involving this investment.

No Guarantee of Return. No assurance can be given that the Investor will realize a substantial return on investment, or any return at all, or that Investor will not lose a substantial portion or all of the investment. For this reason, investors should carefully read all the disclosure material of this Annual Report and should consult with an attorney, accountant, and/or business advisor prior to making any investment decision.

Limited Experience. The Cooperative has only been working in the prescheduled transportation and ride-sharing industry since 2021, so the Cooperative's experience in ride-sharing is limited.

Competition. The market for ground transportation businesses is highly competitive and could become even more competitive, which can negatively affect the Cooperative's sales, revenues, and profits. For example, additional competitors could enter the market or there could be increased success among existing competitors: Uber, Lyft, and Myle which may lower the market share and possible revenues of the Cooperative. The Cooperative competes with these other similar transportation businesses that have greater access to capital, marketing and sale opportunities, and other resources, and as such, there can be no assurances that the Cooperative will be able to compete successfully, affecting its ability to earn profits.

No Loan Loss Reserves. The Cooperative will not maintain a loan loss reserve fund, which could affect Cooperative ability to repay investors.

fund, which could affect Cooperative ability to repay Investors.

Not Registered with SEC. The offering by the Cooperative has not been registered with the Securities and Exchange Commission (SEC). Instead, the offer and sale of these securities are made in reliance on an exemption from registration pursuant to Regulation Crowdfunding of the SEC.

Protective Provisions. The Note offered does not include provisions such as a sinking fund provision whereby all or a reasonable portion of the issue is to be retired in installments prior to maturity, a negative pledge or equal protection clause restricting the creation of liens on the property of the issuer, or a restriction on the creation of other funded debt.

No Trust Indenture. The Note was not issued under a trust indenture and there is no bank or trust company acting as a trustee.

New Business. The Cooperative is newly formed and has limited operating history. Therefore, any Investor will have little prior performance of the Cooperative upon which they may rely in assessing the future performance of the Cooperative and their investment.

Lack of Liquidity. There is no established secondary market or exchange for the resale of the Note. An Investor seeking to sell their Note may have great difficulty in finding a buyer or may not find any buyers for the Note at all.

Limited Transferability of Securities. Investors should be fully aware of the long-term nature of their financial support of the Cooperative. The Note may be transferred only if certain requirements are satisfied as further described in the Note and Subscription Agreement. The Investor has represented to the Cooperative that they are investing for his or her own investment only and without a view to their immediate resale or distribution.

Risk of Litigation. If the Cooperative is subjected to lawsuits or proceedings by government entities or private parties, or other Investors, then expenses or liabilities of the Cooperative arising from any such suit would be borne by the Cooperative. While the Cooperative will seek to maintain a general liability insurance policy covering its activities, such insurance may not cover all costs and expenses related to litigation.

Loss of Key Personnel. Our future success depends on the efforts of a small Management Team and staff. The loss of services of the members of the Management Team and staff, such as the resignation of some members of the Cooperative's engineering team and staff in 2022, had an adverse effect on the Cooperative and similar staffing losses may have an adverse effect in the future. There can be no assurance that we will be successful in attracting and retaining other Key Personnel that is required to successfully grow the Cooperative. Board members are Key Personnel, but are only working for the Cooperative part-time. As such, it is likely that the Cooperative will not make the same progress as it would if officers were full-time.

Board members are Key Personnel, but are only working for the Cooperative part-time. As such, it is likely that the Cooperative will not make the same progress as it would if officers were full-time.

All directors a part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of 30% to software development, 30% to operations, 33.5% to driver
Proceeds: onboarding (three months of outreach),
6.5% to Wefunder fees

If we raise: **$1,000,000**

Use of 30% toward software development
Proceeds: 30% to operations
30% to marketing
3.5% to SG&A
6.5% to Wefunder fees

If we raise: **$2,600,000**

Use of 30% toward software development (extending our system to additional
Proceeds: cities and countries)
30% to operations (two years of dispatch support)
30% to marketing to riders and drivers
3.5% toward rent or a down payment on a larger driver power center
6.5% to Wefunder fees

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.
4. Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.
5. Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.
6. Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.
7. Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline

identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Total Offering or Aggregate Loan Amount: $2,600,000

Target Return on Investment:

For first $600,000 of investment ("Early Bird" terms): (Benchmark Revenue) x 2.5% x (Subscriber's /Total Principal Amount) up to a 2.5X cap, as defined in the and Subscription Agreement.

For subsequent $2,000,000 of investment: (Benchmark Revenue) x 2% x (Subscriber's /Total Principal Amount) up to a 2X cap, as defined in the and Subscription Agreement.

Investment Type: Unsecured and Subordinated

Maturity Date/Term: 10 years

Minimum Offering Threshold: $50,000

The securities being offered is an unsecured and subordinated offering ("") with no voting rights. The maximum offering under this is

$2,600,000 with a target or minimum offering amount of $50,000. The target return on investment are quarterly payments based on 2.5% ("Early Bird" first $600,000 of investment) or 2% (subsequent $2,000,000 of investment) of benchmark revenues minus certain costs, fees, charges, and offsets, as further defined in the Appendix B: Investor Contracts. The first payment of the is set to be made Other terms of the are further described in Exhibit B of the attached Investor Contract in Appendix B Investor Contracts. Oversubscriptions are allowed under this offer.

See exact security attached as Appendix B, Investor Contracts.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No:

16. How may the terms of the securities being offered be modified?

Any term of this Note may only be modified first upon the written consent of both the Cooperative and Investor, next through an amendment, re-filing, and re-qualification of a Form C/A with the Securities Exchange Commission (SEC) and finally through a re-commitmentent by the Investor within five (5) days of requalification by the SEC.

Transfer Restrictions: The securities shall not be transferred for a period of three (3) years after the closing of the Total Offering.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Member Shares	1000000	1923	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

The company has only authorized one class of securities, Membership Shares.

Membership Shares are entitled to dividends in the form of Patronage (Profit-share pro rata based upon number of driving trips, marketing, and governance). Dividends are not guaranteed.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Members of the Cooperative have voting and governance rights within the Cooperative that could limit the Investor's rights in a material way. For example, these Members could vote to change the business operations of the Cooperative, dissolve or sell the Cooperative, or cause the Cooperative to engage in additional offerings. The Cooperative may make other decisions with which the Investor disagrees, or that otherwise negatively affect the value of the Investor's securities in the Cooperative, and the Investor will have no recourse to change these decisions.

The Investor's interests may also conflict with those of other its Members or future investors, and there is no guarantee that the Cooperative will develop in a way that is optimal for or advantageous to the Investor. Other holders of securities of the Cooperative may alsohave access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the Note that they own.

In cases where there are prior loans or other debt obligations of the Cooperative, an Investor's interests in the Cooperative will be impacted in terms of priority and availability of revenues. For instance, the Cooperative has outstanding loans that will have to be paid back before any amount of the Revenue-Share Agreement is paid. See Item #24 for more information. Furthermore, the Revenue-Share Agreement is unsecured which means that if the Company is unable to pay back the Revenue-Share, there is no physical, tangible, or intangible asset that may be liquidated to pay the obligation on the Revenue-Share. Similarly, the holders of the previously offered Reg CF Revenue-Share have the first right to purchase the Revenue-Share Agreement currently being offered through this Form C before any of the Investors. Therefore, the Investor's economic rights will be diminished by the rights of these existing Members, Reg CF Revenue-Share holders, and future debt-holders of the Cooperative.

The marketability and value of the Investor's interest in the Cooperative will depend upon many factors outside the control of the Investor. The Cooperative will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors and authorized Officers, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Cooperative.

The aforementioned changes and decisions by the Cooperative could dilute the interests of the Investor, which means that the pro-rata portion of the Note issued by the Cooperative may decrease, and otherwise affect the return on investment for the Investor, including resulting in a loss of all or part of their investment in the Cooperative. This is especially true where the Investor has no voting or governance rights to control these changes. Although the Investor has no voting rights, it may nonetheless exercise its contractual rights under the Revenue-Share Agreement which may not be amended without the Investor's mutual assent.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

Yes. The Investors will have the Right of First Refusal regarding future rounds of securities which will be offered at the discretion of the Cooperative. The Investors will also be restricted in their ability to re-sale the Note for a total period of 3 (three) years. There are other investment requirements of the Investor that are different from the securities held by the Members of the Cooperative. See Appendix B: Investor Contracts for more information.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

N/A. There are no principal shareholders. Currently, all Members of the Cooperative own only one share per person which amounts to .05% of the Cooperative for each Member.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The minimum offering price of $100 per Note and the return on investment, as further outlined in the Term Sheet, has been determined by the Cooperative based upon current and projected revenues and growth trajectory of the Cooperative over a three (3) year period.

The Cooperative does not intend to conduct or commission a formal valuation of the Cooperative. Accordingly, the actual market value of the Cooperative and of the Note being offered may be materially more or less than the minimum amount of $100 per Note.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Cooperative will hold a subordinated, unsecured Note of the Company with no voting rights. As such, the Investor's economic interest may be negatively impacted due to other obligations that have higher priority and the Investor will have no ability to control or influence this lower priority and unsecured status as.

23. What are the risks to purchasers associated with corporate actions, including additional

issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Cooperative , the Cooperative may sell interests to additional investors that result in an oversubscription of the current offering, which will dilute the Investor's overall return on investment in the Note offered by the Company. The Investor may have the opportunity to increase its investment in the Note during such a transaction, but this opportunity cannot be assured. The amount of additional financing needed by the Cooperative , if any, will depend upon the maturity and objectives of the Cooperative. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the securities offered by the Cooperative.

Issuer repurchases of securities. The Cooperative will have authority to prepay the Note from Investors at any time prior to the Maturity Date , at the original issue price which may restrict or prevent any return on investment for the Investor. In other words, there is a risk that prepayment may result in a return on investment that will be equal to the value of the Investor's initial investment in the Cooperative, and nothing more. See Appendix B, Investor Contracts.

A sale of the issuer or of assets of the issuer. As a debt holder of the Cooperative , the Investor will have limited or no ability to influence a potential sale of the Cooperative or a substantial portion of its assets. Thus, the Investor will rely upon the Members, executive management and the Board of Directors of the Cooperative to manage the Cooperative so as to maximize value for debt holders. Accordingly, the success of the Investor's investment in the Cooperative will depend in large part upon the skill and expertise of the Members, executive management and/or the Board of Directors of the Cooperative. If the Members, executive management, and Board Of Directors of the Cooperative authorizes a sale of all or a part of the Cooperative, or a disposition of a substantial portion of the Cooperative's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Revenue-Share Agreement, will be equal to or exceed the value of the Investor's initial investment.. .

Transactions with related parties. The Investor should be aware that there will be occasions when the Cooperative may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Cooperative will be guided by their good faith judgement as to the Cooperative's best interests. The Cooperative may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Cooperative to its debt holders. By acquiring an interest in the Cooperative, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Cooperative Fund of the Northeast
Issue date	10/11/22
Amount	$200,000.00
Outstanding principal plus interest	$0.00 as of 09/23/23
Interest rate	0.0% per annum
Maturity date	10/11/32
Current with payments	Yes

Pari passu with initial Regulation Crowdfunding offering, 2.5x multiple on 2.5% of benchmark revenue, three year hold and up to seven years of repayment.

Loan

Lender	Impact Assets
Issue date	11/23/22
Amount	$50,000.00
Outstanding principal plus interest	$50,000.00 as of 09/23/23
Interest rate	0.0% per annum
Maturity date	12/31/32
Current with payments	Yes

Pari passu with initial Regulation Crowdfunding offering, 2.5x multiple on 2.5% of benchmark revenue, three year hold and up to seven years of repayment.

Loan

Lender	Bluevine

Issue date	04/11/23
Amount	$200,000.00
Outstanding principal plus interest	$0.00 as of 10/29/23
Interest rate	40.77% per annum
Current with payments	Yes

Revolving line of credit. 2.5% draw fee.

Loan

Lender	The Working World
Issue date	06/20/23
Amount	$340,000.00
Outstanding principal plus interest	$218,148.76 as of 10/20/23
Interest rate	8.0% per annum
Current with payments	Yes

Revolving line of credit.

Loan

Lender	Chase Bank
Issue date	07/06/23
Amount	$200,000.00
Outstanding principal plus interest	$0.00 as of 10/29/03
Interest rate	10.25% per annum

Revolving Line of Credit.

Convertible Note

Creditor	Equitable Economies Fund
Issue date	02/12/21
Amount	$20,000.00
Outstanding principal plus interest	$20,000.00 as of 06/21/21
Interest rate	0.0% per annum
Discount rate	0.0%
Maturity date	02/01/31

In Feb, 2021, the Company entered into a revenue sharing agreement for $20,000 with a remittance rate of 2.5% of gross revenue per quarter until $60,000 is paid back, or 10 years have elapsed, whichever comes first. The purchaser of this note also has the option to convert to shares of preferred stock equal to $60,000 minus total revenue payments to date, divided by price per share during the next financing round.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
2/2021	Section 4(a)(2)	Convertible Note	$20,000	General operations
4/2022	Regulation Crowdfunding		$1,624,841	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The Drivers Cooperative, Inc. is a driver-owned cooperative in New York City specializing in paratransit and Non-Emergency Medical Transportation where the Company earns revenue through driver-owned ride-hailing services.

The Drivers Cooperative's purpose is to have drivers make more on each trip, profits go back to drivers, and drivers have democratic control over the decisions that affect their lives.

The mission of the Drivers Cooperative is to bring about system change in the rides-sharing economy through worker ownership and a just green transition. We build technology to upgrade job equality for drivers and enhance service quality for people with disabilities. We create social mobility for those who need it most.

Milestones

The Drivers Cooperative, Inc. was incorporated in the State of New York in April 2020.

Since then, we have:

- 12x growth to over $6.1 million in revenue in 2022

- Newly-built custom rideshare app with partnership with Google, Inc. for back-end APIs: https://drivers.coop/download

- $30/hr living wage guarantee for drivers on paratransit contracts

- Over 10,000 drivers signed up so far

- NEW direct contracts with the MTA, largest transit agency in North America

- 100% worker-owned

- Three loans paid off in full- over $250,000 paid back to investors/lenders

- Over 300,000 successful trips.

Historical Results of Operations

Our company was organized in April 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2022, the Company had revenues of $6,109,126 compared to the year ended December 31, 2021, when the Company had revenues of $535,318. Our gross margin was 9.11% in fiscal year 2022, compared to 11.12% in 2021.

- *Assets.* As of December 31, 2022, the Company had total assets of $1,891,024, including $356,781 in cash. As of December 31, 2021, the Company had $1,234,303 in total assets, including $1,033,424 in cash.

- *Net Income.* The Company has had net income of $125,912 and net losses of $182,710 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

- *Liabilities.* The Company's liabilities totaled $1,940,169 for the fiscal year ended December 31, 2022 and $1,409,360 for the fiscal year ended December 31, 2021.

Liquidity & Capital Resources

To-date, the company has been financed with $500,000 in debt, $20,000 in convertibles, $1,624,841 in prior regulation crowdfunding offering, and $1,160,000 in grants.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 18 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

The Drivers Cooperative, Inc. cash in hand is $66,765.16 as of 10/20/23. Over the last three months, revenues have averaged $548,455.80/month, cost of goods sold has averaged $502,982.26/month, and operational expenses have averaged $91,466.26/month, for an average burn rate of $45,992.72 per month. Our intent is to be profitable in 2 months.

Since the close of 2022, The Drivers Cooperative launched its new custom-built platform, secured new major contracts, and has reduced expenses to get closer to break-even, but continues to operate at a loss. Presently the Cooperative is raising additional capital, launching new contracts to increase revenue, and finding efficiencies in operations to extend runway and achieve profitability.

Over the next six months, the Cooperative expects revenue of $5,421,387 costs of goods sold of $4,583,265 and expenses of $1,055,574.

The Cooperative is not profitable and expects to make losses of $520,994 over the next six months as we invest in growth. The Cooperative needs $600,000 in capital to execute on a growth plan with the expectation of becoming profitable in July 2024.

The Cooperative can cut expenses to become profitable sooner, but this will come at the expense of growth. Other short-term sources of capital includes lines of credit and operating revenue.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Erik Forman, certify that:

(1) the financial statements of The Drivers Cooperative, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of The Drivers Cooperative, Inc. included in this Form reflects accurately the information reported on the tax return for The Drivers Cooperative, Inc. filed for the most recently completed fiscal year.


STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

  i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

  ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

  iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

  i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

  ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

  iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

  i. at the time of the filing of this offering statement bars the person from:

      A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

      B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

      C. engaging in savings association or credit union activities? ☐ Yes ☑ No

  ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

  i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

  ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

  iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

  i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

  ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order

entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://drivers.coop/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird The Drivers Cooperative, Inc. Revenue Share 2023
The Drivers Cooperative, Inc. Revenue Share 2023

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Erik Forman
Mariam Ouedraogo
Michael Ugwu
Mohammad Hossen
Shaun Deckles

Shaun Beckles
Steve Sleigh
Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird The Drivers Cooperative, Inc. Revenue Share 2023

The Drivers Cooperative, Inc. Revenue Share 2023

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Erik Forman

Mariam Ouedraogo

Michael Ugwu

Mohammad Hossen

Shaun Beckles

Steve Sleigh

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The Drivers Cooperative, Inc.

By

Erik Forman
Treasurer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Erik Forman
Treasurer
10/31/2023

Erik Forman
Treasurer
10/31/2023

Mohammad Hossen

Board President
10/31/2023

Shaun Beckles

General Manager
10/31/2023

Michael N Ugwu

Treasurer
10/31/2023

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.